ATCO
GROUP

Corporate Office

[redacted]

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

08000300

January 04, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

SUPPL

SEC
Mail Processing
Section

JAN 16 2008

Washington, DC
104

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed January 02, 2008 for symbol CU
- Corporation's Form 1, filed January 02, 2008 for symbol CU.X
- Corporation's Form 1, filed January 02, 2008 for symbol CU.PR.A
- Corporation's Form 1, filed January 02, 2008 for symbol CU.PR.B
- Insider Report, filed January 03, 2008 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
JAN 28 2008
THOMSON
FINANCIAL

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	12/01/2007 - 12/31/2007

Summary

Issued & Outstanding Opening Balance :	81,549,486	As at :	12/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-40,500		
Issued & Outstanding Closing Balance :	81,508,986		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2007	Issuer Bid	-47,500
12/31/2007	Conversion (General)	7,000
Totals		-40,500

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/02/2008
Last Updated:	01/02/2008

FILE NO. 82-34744

Form.1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	12/01/2007 - 12/31/2007

Summary

Issued & Outstanding Opening Balance :	43,792,684	As at :	12/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-7,000		
Issued & Outstanding Closing Balance :	43,785,684		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2007	Conversion (General)	-7,000
Totals		-7,000

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/02/2008
Last Updated:	01/02/2008

FILE NO. 82-34744

Form.1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	12/01/2007 - 12/31/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/02/2008
Last Updated:	01/02/2008

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	12/01/2007 - 12/31/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	01/02/2008
Last Updated:	01/02/2008

Insider transaction detail - View details for insider

FILE NO. 82-34744

Transactions sorted by : **Insider**
Insider company name : **CANADIAN UTILITIES (Starts with)**
Filing date range : **January 3, 2008 - January 3, 2008**

Insider name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: Canadian Utilities Limited

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class A

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1110357	2007-12-03	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	50.7400	5,000						
1110360	2007-12-03	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						
1110361	2007-12-04	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	50.1800	5,000						
1110362	2007-12-04	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						
A 1110384	2007-12-05	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	49.6000	5,000						
1110423	2007-12-05	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						
O 1110384	2007-12-06	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	49.6000							
1110389	2007-12-06	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	48.9000	5,000						
1110426	2007-12-06	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						
1110429	2007-12-07	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	48.9800	5,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1110431	2007-12-07	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						
1110435	2007-12-11	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	49.1200	5,000						
1110436	2007-12-11	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						
1110437	2007-12-12	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	48.9800	5,000						
1110439	2007-12-12	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						
1110440	2007-12-13	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+6,300	48.3300	6,300						
1110443	2007-12-13	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-6,300		0						
1110444	2007-12-14	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+6,200	48.6100	6,200						
1110446	2007-12-14	2008-01-03	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-6,200		0						

END